EXHIBIT 99.1

First Mining Signs Option Agreement for Its Las Margaritas Gold Property in Durango, Mexico

VANCOUVER, British Columbia, Aug. 02, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (“First Mining” or the “Company”) (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) is pleased to announce the signing of an option agreement with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas Gold Property (“Las Margaritas”) located in the State of Durango, Mexico.

The property is located approximately 140 kilometres to the southeast of Mazatlan, Sinaloa and is comprised of two mineral concessions encompassing a total of 500 hectares.  See Figure 1 further below.

Jeff Swinoga, President & CEO of First Mining stated, “This transaction unlocks the unrealized value of this prospective but under-explored Mexican gold property. Since First Mining is focusing on advancing the development of its Springpole Gold Project and Goldlund Gold Project, each in northwestern Ontario, entering into this option agreement adds immediate value to our shareholders while at the same time negating any holding costs on this property.”

Under the terms of the four year option agreement, Gainey can elect to make either annual share or cash payments to First Mining in the following amounts:

Payment Term	CAD$ Aggregate Value of Gainey Common Shares (applicable Mexican VAT to be paid in cash payment)	CAD$ Cash Payment (inclusive of applicable Mexican VAT @ 16%)
Upon approval by the TSX Venture Exchange (“TSX-V”)	$75,000 in Shares	N/A
$12,000 in Cash - VAT
First anniversary date of the agreement	$175,000 in Shares	$174,000 in Cash
$28,000 in Cash - VAT
Second anniversary date of the agreement	$250,000 in Shares	$261,000 in Cash
$40,000 in Cash - VAT
Third anniversary date of the agreement	$225,000 in Shares	$232,000 in Cash
$36,000 in Cash - VAT
Fourth anniversary date of the agreement	$225,000 in Shares	$232,000 in Cash
$36,000 in Cash - VAT

In addition, as per the terms of the option agreement, Gainey will make annual cash payments to First Mining of USD$25,000 from September 2018 to September 2020, and USD$250,000 in September 2021 in connection with an existing agreement on the property, and will incur exploration expenditures on the Las Margaritas property totaling USD$1,000,000 over the four year option period.  Upon completion, Gainey will obtain 100% ownership of the Las Margaritas property and First Mining will retain a 2% net smelter returns (“NSR”) royalty, with Gainey having the right to buy back 1% of the NSR royalty for USD$1,000,000 up until the first anniversary of the commencement of commercial production at the property.

The transaction and the issuance of Gainey’s common shares pursuant to the option agreement are subject to acceptance by the TSX Venture Exchange.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States

For further information, please contact Jeff Swinoga, President and CEO, at 416-816-0424, or Derek Iwanaka, Vice President of Investor Relations, at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the consideration payable by Gainey to First Mining under the terms of the option agreement between the two companies; (ii) the annual cash payments that Gainey is required to make to First Mining between September 2018 and September 2021; (iii) the exploration expenditures that Gainey is required to incur on the Las Margaritas property during the four year option period; (iv) the commencement of commercial production at the Las Margaritas property; and (v) TSX-V approval.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/26774e8b-b9f5-496f-8e76-569fc8dc43a9